Exhibit (a)(1)(D)
Form of Confirmation Email to Eligible Employees
BigBand Networks, Inc. (“BigBand”) has received your election by which you elected to accept or reject the BigBand offer to exchange certain outstanding options for restricted stock units with respect to some or all of your outstanding eligible option grants, subject to the terms and conditions of the offer.
     Your election has been recorded as follows:

			Total Number of	Number of Vested Shares
		Eligible Option	Eligible Options	Subject to Eligible Option	Elect to Exchange
Eligible Option	Eligible Option	Exercise Price	(as of November 18,	Grant (as of November 18,	Entire Eligible
Grant Date	Grant Number	Per Share	2010)	2010)	Option Grant?

[DATE]	[GRANT NO.]	$[PRICE]	[SHARES]	[SHARES]	[YES/NO]
[DATE]	[GRANT NO.]	$[PRICE]	[SHARES]	[SHARES]	[YES/NO]
[DATE]	[GRANT NO.]	$[PRICE]	[SHARES]	[SHARES]	[YES/NO]
Total:			[TOTAL SHARES]
     If you change your mind, you may change your election to accept or reject the offer with respect to some or all of your eligible option grants by submitting a new, properly completed, signed and dated election. The new election must be delivered via the BigBand offer website at https://bigband.equitybenefits.com or by fax at (650) 362-9528 no later than 9:00 p.m., Pacific Time, on the offer expiration date, currently expected to be November 18, 2010.
     Only responses that are properly completed, signed, dated and actually received by BigBand via the offer website or fax before the offer expires will be accepted. Responses submitted by any other means, including email, hand delivery, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to the BigBand Option Exchange Call Center by phone at (800) 764-7114 or (408) 912-1683 or email at equityoffer@bigbandnet.com.
     Please note that our receipt of your election is not by itself an acceptance of the eligible options for exchange. For purposes of the offer, BigBand will be deemed to have accepted eligible options for exchange that are validly tendered and not properly withdrawn as of when BigBand gives oral or written notice to the option holders generally of its acceptance for exchange of such eligible options, which notice may be made by press release, email or other method of communication. BigBand’s formal acceptance of the properly tendered eligible options is expected to take place shortly after the expiration of the offer.
          This notice does not constitute the Offer to Exchange Certain Outstanding Options for Restricted Stock Units (referred to as the “Offer to Exchange”). The full terms of the offer are described in (1) the Offer to Exchange; (2) the email from Amir Bassan-Eskenazi, our Chief Executive Officer, President and Co-Founder, dated October 21, 2010; and (3) the election form, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, or by contacting the BigBand Option Exchange Call Center by phone at (800) 764-7114 or (408) 912-1683 or email at equityoffer@bigbandnet.com.